Russell Financial Services, Inc.
Statement of Financial Condition

December 31, 2015

Assets		
Cash and cash equivalents	$	36,156,224
Distribution fees receivable		3,235,981
Prepaid expenses and other		2,045,128
Deferred income taxes, net		586,381
Fixed assets, net		357,208
Total assets	$	42,380,922
Liabilities and Stockholder's Equity		
Liabilities		
Distribution fees payable	$	7,524,011
Administrative fees payable		7,956,620
Compensation payable		7,326,403
Due to affiliates		1,504,891
Accrued expenses and other liabilities		1,308,049
Incentive compensation liabilities		1,472,959
Total liabilities		27,092,933
Commitments, guarantees and contingencies (Notes 8, 10 and 11)		
Stockholder's equity		
Common stock, par value $0.10 per share; 100 shares authorized; 26 shares issued and outstanding		3
Additional paid-in capital		11,419,633
Accumulated deficit		3,868,353
Total stockholder's equity		15,287,989
Total liabilities and stockholder's equity	$	42,380,922

The accompanying notes are an integral part of this financial statement.